Ads In Motion, Inc.
159 South Street
Morristown, New Jersey 07960

March 24, 2011

Larry Spirgel
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Ads In Motion, Inc.
Form 8-K
Filed February 14, 2011
File No. 000-53460

Dear Mr. Spirgel:

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 14, 2011 related to the Company’s Form 8-K filed on February 14, 2011. Please accept this correspondence as a request for an extension of time to provide the Commission with our response to the comment letter while we complete the audit of Magla Products, LLC for the fiscal year ended November 27, 2010. As discussed with the Commission today, the Company will respond to the Commission’s comment later, dated March 14, 2011, no later than April 4, 2011.

Thank you for your attention to this matter.

Sincerely,

/s/ Jordan Glatt
Jordan Glatt
President and Chief Executive Officer